United States securities and exchange commission logo





                            December 23, 2021

       Kevin Richard Benning
       Property General Manager
       STUDIO CITY INTERNATIONAL HOLDINGS Ltd
       36th Floor, The Centrium
       60 Wyndham Street
       Central
       Hong Kong

                                                        Re: STUDIO CITY
INTERNATIONAL HOLDINGS Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed November 30,
2021
                                                            File No. 333-261406

       Dear Mr. Benning:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3 filed November 30, 2021

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Cayman Islands holding company with operations conducted by
                                                        your subsidiaries and
through contractual arrangements with a variable interest entity
                                                        (VIE) based in China
and that this structure involves unique risks to investors. If true, disclose that these
contracts have not been tested in court. Explain whether the VIE structure is used to
provide investors with exposure to foreign investment in China-based companies where Chinese
law prohibits direct foreign investment in the operating
                                                        companies, and disclose
that investors may never hold equity interests in the Chinese
 Kevin Richard Benning
FirstName LastNameKevin    Richard Benning
STUDIO CITY    INTERNATIONAL       HOLDINGS Ltd
Comapany23,
December  NameSTUDIO
              2021        CITY INTERNATIONAL HOLDINGS Ltd
December
Page 2    23, 2021 Page 2
FirstName LastName
         operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your common stock and ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China, Hong Kong, and
         Macau. Your disclosure should make clear whether these risks could result in a material
         change in your or the target company   s post-combination operations
and/or the value of
         your common stock and ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         the use of variable interest entities and data security or anti-monopoly concerns, has or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on an U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and any VIEs you may utilize to conduct business in China, Macau, or Hong Kong when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business
         operations. Please also Refrain from using terms such as    we    or
 our    when describing
         activities or functions of a VIE, and disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
About This Prospectus, page 1

5. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the
company   s corporate
         structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and
         exercise control that results in consolidation of the VIE   s
operations and financial results
 Kevin Richard Benning
FirstName LastNameKevin    Richard Benning
STUDIO CITY    INTERNATIONAL       HOLDINGS Ltd
Comapany23,
December  NameSTUDIO
              2021        CITY INTERNATIONAL HOLDINGS Ltd
December
Page 3    23, 2021 Page 3
FirstName LastName
         into your financial statements. Identify clearly the entity in which investors are purchasing
         their interest and the entities in which the company   s operations
are conducted. Describe
         the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
6. We note your disclosure on page 84 of your annual report on Form 20-F for the fiscal year ended December 31, 2020, that you control and receive economic benefits of Studio City
         Entertainment Limited, Studio City Holdings Hotels Limited, and Studio City Holdings
         Developments Limited   s business operations through VIE agreements.
We also note the
         disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.
7. In your summary, disclose the risks that your corporate structure and being based in or
         having the majority of the company   s operations in China poses to
investors. In particular,
         describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities
 Kevin Richard Benning
FirstName LastNameKevin    Richard Benning
STUDIO CITY    INTERNATIONAL       HOLDINGS Ltd
Comapany23,
December  NameSTUDIO
              2021        CITY INTERNATIONAL HOLDINGS Ltd
December
Page 4    23, 2021 Page 4
FirstName LastName
         being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission
         (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency
         that is required to approve the VIE   s operations, and state
affirmatively whether you have
         received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
9.       Provide a clear description of how cash is transferred through your
VIE
         structure. Disclose your intentions to distribute earnings or settle amounts owed under the
         VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors that may apply. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
10. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
11. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your
 Kevin Richard Benning
FirstName LastNameKevin    Richard Benning
STUDIO CITY    INTERNATIONAL       HOLDINGS Ltd
Comapany23,
December  NameSTUDIO
              2021        CITY INTERNATIONAL HOLDINGS Ltd
December
Page 5    23, 2021 Page 5
FirstName LastName
         securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Please also include a Risk Factor in this regard. In your Risk Factor, please further disclose that the United States Senate has passed the
         Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
         decrease the number of    non-inspection years    from three years to
two years, and thus,
         would reduce the time before your securities may be prohibited from trading or delisted.
         Also disclose in the Risk Factor that the Commission adopted rules to implement the
         HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
Risk Factors, page 9

12. Revise your risk factor section to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.
13.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock or ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
14. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies listed on a foreign exchange, please revise your risk factor section starting on page 9 to disclose how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the cyber security regulations or policies that have been issued by the CAC or any other PRC controlled entity.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Kevin Richard Benning
STUDIO CITY INTERNATIONAL HOLDINGS Ltd
December 23, 2021
Page 6

       Please contact Patrick Costello at 202-551-8742 or Mary Beth Breslin at 202-551-3625
with any other questions.



                                                         Sincerely,
FirstName LastNameKevin Richard Benning
                                          Division of Corporation Finance
Comapany NameSTUDIO CITY INTERNATIONAL HOLDINGS Ltd
                                          Office of Real Estate & Construction
December 23, 2021 Page 6
cc:       Tim Cruickshank
FirstName LastName